Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File No.: 333-135127
For Immediate Release
July 28, 2006
CANADIAN SUPERIOR BELIEVES CANADA SOUTHERN PETROLEUM’S BOARD OF DIRECTORS & ADVISERS
INCAPABLE OF EVALUATING OFFERS FOR CANADA SOUTHERN
CALGARY, ALBERTA—(CCNMatthews — July 28, 2006) — In response to Canada Southern’s press release earlier today, Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada announced today that it is of the opinion that Canada Southern Petroleum Ltd.’s (“Canada Southern”) (NASDAQ:CSPLF/TSX:CSW) Board of Directors and Advisers are incapable of evaluating recent bids for Canada Southern. Earlier this week, Canadian Superior extended its previous offer for Canada Southern and is in the process of amending its bid for the takeover of the Company. As announced on July 26, 2006, Canadian Superior is amending its offer for Canada Southern with a new bid that is estimated to be worth Cdn $17.10 per share (US $14.97) for Canada Southern. The revised bid is comprised of 2.0 shares of Canadian Superior, Cdn $2.50 cash and a 25% net profit interest in approximately 927 bcfe of natural gas, being the estimated net amount of natural gas Canada Southern attributes to its interest in the Canadian Arctic Islands.
Canadian Oil Sands Limited’s (“Canadian Oil Sands’”) (TSX:COS.UN) is currently offering Canada Southern shareholders US $13.10 (approximately Cdn $14.81) and their bids expires 8:00 a.m. (MST) on August 1, 2006.
Speaking today in Calgary, Canadian Superior Chairman, Greg Noval, said, “Based on the comments of the Chairman of Canada Southern earlier today, it is clear in Canadian Superior’s opinion that the Directors and Advisers are incapable of evaluating bids for Canada Southern.” The Chairman of Canada Southern said today, “That Canadian Superior’s offer appears to be highly speculative, lacking in clarity, certainty and credibility and by its very nature impossible to value.” “It is obvious and it will certainly be obvious to Canada Southern shareholders that Canada Southern and its directors, advisers and management are incapable of evaluating their own company; let alone Canadian Superior’s offer,” Mr. Noval said in Calgary today.
The cash component of Canadian Superior’s bid is very easy to evaluate, as is the stock price of Canadian Superior’s shares, and the value Canadian Superior places on Canada Southern’s Canadian Arctic assets is very conservative compared to transactions currently being consummated across North America. If Canada Southern and its advisers are incapable of evaluating our offer, Canada Southern shareholders should be very concerned and question the parameters used by Canada Southern’s directors and advisers in valuing Canada Southern’s and all bids for Canada Southern and the recommendations they have made to their shareholders.
Also commenting today in Calgary, Canadian Superior stated that ever since it was asked to submit a bid for Canada Southern in writing over a month ago, Canada Southern and its advisers have not even contacted Canadian Superior for any details or information regarding Canadian Superior or its bid or regarding Canadian Superior’s July 26, 2006 press release extending its offer and announcing the new amended offer estimated to be Cdn $17.10 (US $14.97). Canadian Superior estimates the value of the net profit interest to be approximately Cdn $10.00 per Canada Southern share based on a value of approximately Cdn $0.65 per MCF of natural gas in place compared to the Western Canada sedimentary basin where natural gas is being sold for over Cdn $2.00 per MCF of natural gas in place. Accordingly, Canadian Superior estimates that the value of this alternate bid, which includes the 25% net profit interest and 2.0 Canadian Superior common shares and Cdn $2.50 cash, equates to approximately Cdn $17.10 per Canada Southern share (US $14.97).

“If Canada Southern shareholders accepts Canadian Superior’s amended revised offering which we are confident they will do, they will own approximately 20% of the combined Canadian Superior and Canada Southern entity and they will receive a cash component plus they will effectively have a royalty trust equal to 25% of Canada Southern’s estimated 927 bcfe of natural gas and long term upside through its Canadian Arctic assets. The combined company will also have expanded its production base in Western Canada and the shareholders will have tremendous immediate upside including drilling opportunities slated for later this year where Canadian Superior is involved in one of the biggest natural gas plays in the world located in Trinidad and Tobago. Accordingly, both Canada Southern and Canadian Superior shareholders will benefit from the business combination of these two companies as a result of Canadian Superior’s superior top offer for Canada Southern which we are confident that Canada Southern’s shareholders will appreciate,” Canadian Superior’s Chairman, Greg Noval, said today.
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and Canadian Superior’s offshore Nova Scotia interests.
This news release may be deemed to be solicitation material in respect of Canadian Superior’s tender offer for the outstanding common shares of Canada Southern. On June 19, 2006, Canadian Superior filed the following documents with the United States Securities and Exchange Commission (the “SEC”) in connection with its offer to purchase the outstanding common shares of Canada Southern: (1) a Registration Statement on Form F-10 (containing an offer to purchase and take-over bid circular), and (2) a tender offer statement on Schedule T-O.
Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents that have been filed or that will be filed with the SEC. These documents contain important information and are available without charge on the SEC’s website at www.sec.gov and may be obtained from the SEC by telephoning 1-800-SEC-0330. Free copies of these documents may be also obtained by directing a request to Canadian Superior at the address and telephone number below, attention Corporate Secretary.
This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or services.
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canadian Superior, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in Canadian Superior’s annual report on Form 40-F on file with the SEC and Canadian Superior’s Offer to Purchase and Circular, which has been filed as part of a Schedule T-O on file with the SEC.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone:  (403) 294-1411
Fax:      (403) 216-2374
www.cansup.com